EXHIBIT 99.04

Chunghwa Telecom announces its operating results for October 2017

Date of events: 2017/11/10

Contents:

1.Date of occurrence of the event:2017/11/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence: Chunghwa Telecom consolidated revenue for October 2017 was NT$18.79 billion, a 0.5 % increase year-over-year. Operating costs and expense were NT$14.76 billion, a 2.5% decrease year-over-year. Operating income was NT$4.03 billion, a 13.3% increase year-over-year. Pretax income was NT$4.06 billion, a 11.4% increase year-over-year. Net income attributable to stockholders of the parent company was NT$3.31 billion, a 12.2% increase year-over-year, and EPS was NT$0.43.

In October, mobile communications business revenue decreased year-over-year. Value-added service revenue increased year-over-year driven by the growth of 4G and mobile internet subscriber base. However, the overall mobile service revenue decreased due to the decrease of mobile voice revenue resulted from the market competition and VoIP substitution. Moreover, smart device sales revenue decreased year-over-year.

Internet revenue increased year-over-year. Broadband access revenue decreased slightly year-over-year while MOD revenue increased year-over-year. Local revenue decreased year-over-year while ICT project revenue increased year-over-year.

Operating costs and expenses in October decreased year-over-year mainly due to the decrease of cost of goods sold.

Accumulated till the end of October, total revenue was NT$185.42 billion, a 2.6% decrease year-over-year. Operating income was NT$40.30 billion, a 3.4% decrease year-over-year. Pretax income was NT$41.31 billion, a 4.6% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$33.50 billion, a 5.0% decrease year-over-year and EPS was NT$4.32. Additionally, accumulated total revenue, operating income, pretax income and EPS were respectively 80.2%, 90.2%, 90.4% and 90.8% of the guidance of the year.

6.Countermeasures:None

7.Any other matters that need to be specified:None